December 21, 2006

William Choi

Branch Chief

Division of Corporation Finance

Mail Stop 3561

Securities and Exchange Commission

Washington, DC 20549

RE:	ONEOK, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2005
Filed March 13, 2006
File No. 1-13643

Dear Mr. Choi:

This letter is to respond to your letter dated December 8, 2006 to ONEOK, Inc. Our response is as follows:

Form 10-K for fiscal year ended December 31, 2005

Note N. Quarterly Financial Data (Unaudited), page 96

1.	We have reviewed your response to comment 2 in our letter dated November 16, 2006. Please note that Item 4.02 of Form 8-K “Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or completed Interim Review,” requires a registrant to file an Item 4.02 Form 8-K if and when its board of directors, a committee of the board of directors, or the officer or officers of a registrant authorized to take such action if board action is not required, concludes that any previously issued financial statements, covering one or more years or interim periods, should no longer should be relied upon because of an error in such financial statements as addressed in APB 20 (which has since been superseded by SFAS 154). As further indicated by Question 1 of the SEC’s “Current Report on Form 8-K Frequently Asked Questions,” available on our website at www.sec.gov, all Item 4.02 events must be reported on Form 8-K. Since the error you identified was material enough to restate your results of operations for the quarterly period ending September 30, 2005, we believe the error correction is an event reportable under Item 4.02 of Form 8-K and, therefore, you must file an Item 4.02 Form 8-K to disclose the error correction. In addition to the disclosure requirements of item 4.02 of Form 8-K, please ensure the filing includes a reconciliation between the previously reported and “as adjusted” financial statement line items impacted by the error correction.

Mr. William Choi

December 21, 2006

RESPONSE:

We acknowledge the staff’s comments and offer this additional information for consideration. As more fully described in our response letter to the staff dated December 7, 2006, we concluded that the adjustment caused by the software issue was immaterial to our financial statements. In consultations with our general counsel, external counsel, our audit committee and our external auditors, we determined that an Item 4.02(a) was not required. Although we did revise our third quarter 2005 financial statements, this was not based on a conclusion that the revision was material.

ONEOK is a natural gas company and our earnings are primarily driven by the winter heating season. As discussed in our previous response letter and demonstrated in the earnings graphs separately provided to the review team, our earnings are lowest in the second and third quarters, generally being slightly better than break-even. Although the revision is more significant as a percentage of our third quarter results, we did not believe that an analysis of the materiality should end there. We considered other qualitative analysis, including the trend in earnings, the impact of the adjustment on the entire year, the normal volatility of the business unit where the error occurred and how the revision would impact a financial statement user’s view of the on-going operations of the company.

Todd Hardiman from the SEC emphasized in a speech last week that the staff would consider a qualitative argument to overcome a quantitatively high error if the period was considered a “break-even” period. Because our third quarter is viewed as a break-even period, especially compared to our earnings for the first and fourth quarters as well as our annual results, we believe we analyzed the adjustment consistent with this guidance.

The discovery of the software error led us to the conclusion that we had a material weakness at December 31, 2005. We concluded that we had a material weakness, not because of the dollar impact of the actual difference in our 2005 financial statements, but because the error could have lead to a material misstatement.

Once we concluded that we had a material weakness that needed to be disclosed and in the spirit of trying to be as transparent as possible, we disclosed the full impact of the software error and the circumstances that occurred in the third quarter of 2005 leading to the software failure. While we believed that the dollar amount of the adjustment was immaterial and could be recorded in the fourth quarter, we did not believe that we would be fully informing the reader about the effect of the material weakness in our internal controls if we would have handled the situation in that manner.

Since we concluded that the adjustment itself was immaterial, we took the steps normally followed when immaterial adjustments lead to revised financial statements.

Mr. William Choi

December 21, 2006

We believe that we fully informed the users of our financial statements about the revision through our press release and Form 8-K filed on March 8, 2006, as well as our 2005 Form 10-K filed on March 13, 2006 and our quarterly report on Form 10-Q filed on November 3, 2006. We believe all of those disclosures are consistent with an immaterial revision of financial statements.

While we obviously could not consider the subsequent impact that the adjustment would have on the investing community, we do now have the benefit of hindsight. Through that hindsight, we believe that the users have also concluded that the impact was immaterial because it had minimal impact on our stock price and resulted in only a few clarifying questions from the analysts that follow our company.

We believe that we took the appropriate steps to provide the information to the public as soon as possible and to be as transparent as possible. We did not act in a deceptive manner by trying to hide the revision in the footnotes to the Form 10-K. Rather, our actions were to announce the material weakness, fully disclose the circumstances leading to the material weakness and fully disclose the impact of the material weakness. We did that as part of re-releasing our 2005 financial results and filing those results on Form 8-K before the Form 10-K was filed.

Specifically, our revised press release included the following information:

The earnings revision is related to a software error that affected the timing of the recognition of changes in the fair value of derivatives that are accounted for as hedges in the company’s energy services segment during 2005. These amounts are recorded as cost of sales and fuel in the company’s consolidated statement of income.

The company uses third-party software to account for its derivative hedging instruments. The recently discovered software error reduces 2005 net income by $8.1 million, or $0.08 per diluted share of common stock, and energy services operating income by $13.2 million. This adjustment relates to the company’s third-quarter 2005 earnings and does not affect fourth-quarter 2005 results. The decrease in net income in 2005 will be recognized as additional earnings during the first quarter of 2006 as the hedging instruments settle.

Additionally, in our 10-K, we described the line items in our third quarter results that were affected by the revision.

* * * * * * * * * * * * * *

I hope this additional information is helpful to the review team in analyzing the facts and circumstances leading to the steps the company took and further supports our conclusion that the adjustment was not material to our financial statements.

Mr. William Choi

December 21, 2006

We would appreciate confirmation from you that the foregoing response satisfactorily responds to the comment discussed in your letter and that no further action on our part is required.

Sincerely,

/s/ Jim Kneale

Jim Kneale

Executive Vice President-

Finance and Administration

and Chief Financial Officer